UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    made on January 23, 2012.

                                    Under the Securities Exchange Act of 1934


                              Issuer-CBOE Holdings, Inc.

                            Securities Class-common

                                         CUSIP Number-12503M108

                             Event  Requiring Filing -December 31, 2011

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 12503M108

                              Reporter- Horizon Kinetics LLC
                              Tax ID#45-0642972

                               Place of Organization-Delaware

                                Number of Shares-sole voting power-6,515,074
                                Sole dispositive power-6,515,074
                                Amount beneficially owned-6,515,074


                                Percent of Class represented by above-7.20%

                                 Type of Reporting Person-HC

Name of Issuer-CBOE Holdings, Inc.
Address of Issuer-400 South LaSalle Street, Chicago, Illinois 60605

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-6,515,074
Percent of class-7.20%
sole voting power-6,515,074
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-6,515,074
shared power to dispose/direct the disposition-0



Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-January 23, 2012
Signature-Andrew M. Fishman
Title-Associate General Counsel